SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation from Hebrew of the Registrant's unaudited consolidated financial statements as of June 30, 2011, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: August 23, 2011

3

TEFRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS AT JUNE 30, 2011

UNAUDITED

ERNST & YOUNG
Kost Forer Gabbay & Kasierer

Review Report of the Auditors to the Shareholders of Tefron Ltd.

Preface
We have reviewed the attached financial information of Tefron Ltd. and its subsidiaries (hereinafter – the Group) which includes the condensed consolidated balance sheet as at June 30, 2011 and the condensed consolidated statements of income, comprehensive income, changes in shareholders equity and cash flows  for the periods of six months and three months then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for these interim periods in accordance with International Accounting Standard IAS 34 – “Financial Reporting for Interim Periods”, and they are responsible and they are responsible for the preparation of financial information for these interim periods under Chapter D’ of the Securities Regulations (Periodic and Immediate Reports) – 1970. Our responsibility is to express a conclusion on the financial information for these interim periods, based on our review.

Scope of the review
We performed our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel “Review of Financial Information for Interim Periods Prepared by the Entity’s Auditor”. A review of financial information for interim periods comprises clarifications, mainly with the people responsible for financial and accounting matters, and applying other analytical review procedures. A review is considerably more limited in scope than an audit carried out in accordance with generally accepted auditing standards in Israel, and therefore does not enable us to achieve with sufficient certainty that we will be aware of all significant matters which could have been identified in an audit. Consequently we are not expressing an opinion of an audit.

Conclusion
Based on our review, we are not aware of any fact which would cause us to think that the above financial information has not been prepared, in all significant aspects, in accordance with International Accounting Standard IAS 34.

In addition to the aforesaid in the previous paragraph, based on our review, we are not aware of anything which could cause us to think that the above financial information does not meet, from all significant aspects, the disclosure provisions under Chapter D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusions, we direct attention to Note 1c of the financial statements, regarding the Company’s business and losses, the uncertainty connected with meeting the financial covenants with the banks and regarding Management’s plans.

Haifa,	Kost, Forer, Gabbay & Kasierer
August 16, 2011	Certified Public Accountants

Tefron Ltd.
Consolidated balance sheets

	As at June 30,		As at December 31,
	2011	2010	2010
	Unaudited		Audited
	Dollars thousands
Current assets

Cash	$3,469	$439	$9,361
Investment in securities available for sale	753	700	731
Trade receivables	18,287	13,634	9,339
Other receivables	2,386	2,865	1,878
Inventory	14,597	18,451	16,664

	39,492	36,089	37,973

Non current assets held for sale	5,226	-	2,088

	44,718	36,089	40,061

Non current assets

Deferred taxes, net	1,055	1,181	972
Fixed assets, net	32,952	53,446	38,936
Goodwill and intangible assets	2,079	757	2,783

	36,086	55,384	42,691

	$80,804	$91,473	$82,752

The accompanying notes are an integral part of the interim consolidated financial statements

Tefron Ltd.
Consolidated balance sheets

	As at June 30,		As at December 31,
	2011	2010	2010
	Unaudited		Audited
	Dollars thousands
Current liabilities

Credit from banks (including current maturities of long-term loans)	$6,685	$4,760	$6,194
Trade payables	14,222	14,048	11,864
Other payables	4,574	4,199	8,450

	25,481	23,007	26,508

Non current liabilities

Long-term bank loans	22,721	19,802	19,818
Employees benefits, net	521	430	516
Long-term institutions payable	-	1,053	-
Deferred taxes, net	-	1,233	-

	23,242	22,518	20,334

Equity attributable to the equity holders of the Company

Share capital	19,818	10,351	19,818
Additional paid-in capital	107,427	108,852	107,204
Accumulated deficit	(87,957)	(65,915)	(83,803)
Treasury shares	(7,408)	(7,408)	(7,408)
Capital reserve for financial assets available for sale	(69)	(122)	(91)
Capital reserve for hedging transactions	80	-	-
Capital reserve for transactions with a controlling shareholder	190	190	190

Total capital	32,081	45,948	35,910

	$80,804	$91,473	$82,752

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD

Consolidated statements of income

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	In dollars thousands

Sales	$56,766	$50,719	$28,838	$24,946	$86,044
Cost of sales, net*	47,547	46,640 *	24,585	22,646 *	83,990 *

Gross profit	9,219	4,079	4,253	2,300	2,054

Development expenses, net*	2,051	1,519 *	929	684	2,869 *
Selling and marketing expenses	8,518	6,596	3,828	2,951	11,850
General and administrative expenses	1,827	1,798	782	924	4,050
Other expenses	-	-	-	-	6,091

Operating loss	(3,177)	(5,834)	(1,286)	(2,259)	(20,806)

Financial income	14	271	7	271	30
Financial expenses	(966)	(1,179)	(575)	(641)	(2,379)

Financial expenses, net	(952)	(908)	(568)	(370)	(2,349)

Loss before taxes on income	(4,129)	(6,742)	(1,854)	(2,629)	(25,155)
Tax benefit	100	1,493	172	634	2,469

Loss	$(4,029)	$(5,249)	(1,682)	$(1,995)	$(22,686)

Loss per share attribute to the Company's shareholders (in dollars)

Basic and diluted loss per share	$(0.6)	$(2.0)	$(0.3)	$(0.6)	$(7.7)

* Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD

Consolidated statements of comprehensive income

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	In dollars thousands

Loss	$(4,029)	$(5,249)	$(1,682)	$(1,995)	$(22,686)

Other comprehensive income (loss):

Loss (gain) realized on cash flow hedges	(104)	(115)	(104)	100	(115)

Unrealized gain from cash flow hedges	184	-	80	-	-

Unrealized gain (loss) on available for sale securities investments	22	(36)	22	(36)	(5)

Actuarial loss on defined benefit programs	(125)	-	(67)	-	(451)

Total other comprehensive income (loss)	(23)	(151)	(69)	64	(571)

Total comprehensive loss attribute to the Company' shareholders	$(4,052)	$(5,400)	$(1,751)	$(1,931)	$(23,257)

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD
Consolidated statements of changes in equity

	Relating to the Company's shareholders
	Share capital	Additional paid-in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Capital reserve for transactions with a controlling shareholder	Total equity
	Unaudited
	Dollars thousands
Balance as at January 1, 2011 (audited)	$19,818	$107,204	$(83,803)	$(7,408)	$(91)	$-	$190	$35,910
Total comprehensive income (loss)	-	-	(4,154)	-	22	80	-	(4,052)
Share-based payment	-	223	-	-	-	-	-	223
Balance as at June 30, 2011	$19,818	$107,427	$(87,957)	$(7,408)	$(69)	$80	$190	$32,081

Balance as at January 1, 2010 (audited)	$7,518	$107,522	$(60,666)	$(7,408)	$(86)	$115	$-	$46,995
Total comprehensive loss	-	-	(5,249)	-	(36)	(115)	-	(5,400)
Share-based payment	-	350	-	-	-	-	-	350
Rights offering (less issue expenses net of $187 thousand)	2,833	980	-	-	-	-	-	3,813
Capital benefit from a transaction with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as at June 30, 2010	$10,351	$108,852	$(65,915)	$(7,408)	$(122)	$-	$190	$45,948

Balance as at April 1, 2011	$19,818	$107,320	$(86,208)	$(7,408)	$(91)	$104	$190	$33,725
Total comprehensive income (loss)	-	-	(1,749)	-	22	(24)	-	(1,751)
Share-based payment	-	107	-	-	-	-	-	107
Balance as at June 30, 2011	$19,818	$107,427	$(87,957)	$(7,408)	$(69)	$80	$190	$32,081

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD

Consolidated statements of changes in equity

	Relating to the Company's shareholders
	Share capital	Additional paid-in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Capital reserve for transactions with a contr. Shareholder	Total equity
	Unaudited
	Dollars thousands

Balance as at April 1, 2010	$10,351	$108,782	$(63,920)	$(7,408)	$(86)	$(100)	$190	$47,809
Total comprehensive income (loss)	-	-	(1,995)	-	(36)	100	-	(1,931)
Share-based payment	-	70	-	-	-	-	-	70
Balance as at June 30, 2010	$10,351	$108,852	$(65,915)	$(7,408)	$(122)	$-	$190	$45,948

Balance as at January 1, 2010	$7,518	$107,522	$(60,666)	$(7,408)	$(86)	$115	$-	$46,995
Total comprehensive loss	-	-	(23,137)	-	(5)	(115)	-	(23,257)
Share-based payment	-	490	-	-	-	-	-	490
Rights issue (less issue expenses net of $240 thousand)	2,833	927	-	-	-	-	-	3,760
Private issue (less issue expenses net of $297 thousand)	9,467	(1,735)	-	-	-	-	-	7,732
Capital benefit from a transaction with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as at December 31, 2010	$19,818	$107,204	$(83,803)	$(7,408)	$(91)	$-	$190	$35,910

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD

Consolidated statements of cash flows

	For the six months ended June 30,		For the three months ended June 30,		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	In dollars thousands
Cash flows from operating activities

Loss	$(4,029)	$(5,249)	$(1,682)	$(1,995)	$(22,686)

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Adjustments to the statement of income items:
Depreciation and amortization	3,571	4,541	1,667	2,201	9,503
Impairment in fixed and intangible assets	-	-	-	-	6,260
Inventory write-off	325	666	153	369	3,065
Cost of share-based payment	223	140	107	70	280
Loss (gain) on sale of fixed assets	28	(31)	19	(27)	142
Deferred taxes, net	(129)	(1,619)	(202)	(634)	(2,643)
Change in liabilities for benefits to employees, net	(74)	(299)	(6)	(218)	(664)
Taxes on income	147	83	88	51	(20)
Financial expenses	634	543	333	406	1,452
	4,725	4,024	2,159	2,218	17,375

Changes in items of operating assets and liabilities:

Decrease (increase) in trade receivables	(8,948)	963	1,652	1,340	5,258
Decrease (increase) in other receivables	(412)	(79)	(63)	215	924
Decrease in inventory	1,742	660	3,286	2,527	1,950
Increase (decrease) in trade payables	2,358	(994)	(4,511)	(4,167)	(3,178)
Decrease in other current liabilities	(3,876)	(2,888)	(1,937)	(1,374)	(631)
	(9,136)	(2,338)	(1,573)	(1,459)	4,323

Cash paid and received during the year for:

Interest paid	(648)	(543)	(340)	(406)	(1,482)
Interest received	14	-	7	-	30
Taxes paid	(147)	(83)	(88)	(51)	(171)
Taxes received	-	-	-	-	191
	(781)	(626)	(421)	(457)	(1,432)

Net cash used for operating activities	$(9,221)	$(4,189)	$(1,517)	$(1,693)	$(2,420)

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD

Consolidated statements of cash flows

	For the six months ended June 30,		For the six months ended June 30,		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	In dollars thousands
Cash flows from investing activities

Purchase of fixed assets	$(206)	$(41)	$(102)	$(19)	$(111)
Purchase of intangible assets	-	(2)	-	(1)	(2)
Proceeds from sale of fixed assets	157	41	39	37	367
Net cash provided by (used for) investing activities	(49)	(2)	(63)	17	254

Cash flows from financing activities

Short-term credit from banks, net	(196)	(9,486)	418	1,789	(8,052)
Repayment of long-term loans	(226)	(11,601)	(88)	-	(11,601)
Proceeds of long-term loans	3,800	20,000	1,850	-	20,000
Proceeds from a private placement, net	-	-	-	-	5,516
Proceeds from rights offering, net	-	3,813	-	-	3,760
Net cash provided by financing activities	3,378	2,726	2,180	1,789	9,623

Increase (decrease) in cash	(5,892)	(1,465)	600	113	7,457
Balance of cash at beginning of year	9,361	1,904	2,869	326	1,904
Balance of cash at end of year	$3,469	$439	$3,469	$439	$9,361

(A) Significant non cash transactions Acquisition of operations

Operating assets on the acquisition day:
Inventory	-	-	-	-	$1,896
Customer relationships	-	-	-	-	1,551
Order backlog	-	-	-	-	408
License for NB trademark	-	-	-	-	78
Goodwill	-	-	-	-	49
	-	-	-	-	3,982
Granting of options in the framework of rescheduling of loans	-	$210	-	-	$210

The accompanying notes are an integral part of the interim consolidated financial statements

TEFRON LTD
Notes to the interim consolidated financial statements

Note 1 – General

a.
These financial statements were prepared in a condensed format, as at June 30, 2011 and for the period of six months then ended (hereinafter – Interim Consolidated Financial Statements).  These statements should be studied in conjunction with the Company's annual financial statements as at December 31, 2010 and for the year then ended, and the notes accompanying them (hereinafter – the Annual Financial Statements).

b.	During 2010 the Company raised a total of $9.8 million from its shareholders; it acquired operations in the field of "seamless" products and reorganized its debts vis-à-vis the banks, as follows:

During March 2010 the Company raised through a rights offering to its shareholders and a private placement, a total amount of $4 million gross. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of the credit lines and new liabilities to the banks; and on December 24, 2010 it signed an amendment to the final agreement. According to the amendment to the agreement with the banks, the Company must meet new financial covenants agreed with the banks.

On December 30, 2010, the Company signed a number of agreements in the framework of which it acquired, inter alia, operations in the fields of "seamless" products of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") and an amount of $5.8 million was invested in the Company by parties related to Nouvelle and by interested parties in the Company.

c.
During the periods of six and three months ended June 30, 2011, and for the year ended December 31, 2010, the Company had losses of $4,029 thousand, $1,682 thousand and $22,686 thousand, respectively, and a negative cash flows from operating activities of $9,221 thousand, $1,517 thousand, and $2,420 thousand, respectively.

Management's plans to improve its business condition, including the integration of Nouvelle's operations, establshing the relationships with the new customers who transferred to the Company, in the framework of the Nouvelle transaction, and continued operations to expand the customer base in Europe and the US, and this with a view to increase the level of sales. In addition, continued efforts to make the production floor more efficient and expand business with suppliers in the Far East.

Furthermore, according to the amendment to the agreement with the banks, the Company must meet new financial covenants. Correct as of the date of signing the financial statements, the Company's management estimates that the chances to meet the financial covenants in the coming year are more likely to meet them than not meeting them, i.e.: the chances are higher than 50%; although, there is no certainty that it will meet these financial covenants in the coming year, as meeting them is subject to the occurrence of future events.

TEFRON LTD
Notes to the interim consolidated financial statements

Note 2 – Significant accounting principles

Form of preparation of interim consolidated financial statements

The interim consolidated financial statements are prepared in accordance with the generally accepted accounting principles for the preparation of financial statements for interim periods, as set forth in International Accounting Standard 34 – Financial Reporting for Interim Periods, and according to the provisions of  the pronouncement under Chapter D of the Securities Regulations (Periodic and Immediate Report) – 1970.

The significant accounting principles and method of calculation implemented in the preparation of the interim consolidated financial statements, are consistent with those implemented in the preparation of the annual financial statements, excluding the following:

IAS 1 – Presentation of the financial statements

According to the amendment, it is possible to present the movement between the opening balance and the closing balance for every component of other comprehensive income in the statement of changes in capital or in the context of the notes to the annual financial statements. Accordingly, the Company elected to present the above details in the statement of changes in shareholders' equity.

The amendment will be implemented retrospectively starting January 1, 2011.

IAS 24 – Disclosures relating to a third party

The amendment to IAS 24 clarifies the definition of a related party so as to simplify the identity of the relationships with the related party and prevent a lack of consistency in implementing this definition. In addition, companies related to the government are given, in the framework of the amendment, partial exemptions in disclosures regarding transactions with the government and with other companies connected to the government.

The amendment is implemented retrospectively as from January 1, 2011.

IAS 34 – Financing reporting for interim periods

In accordance with the amendment to IAS 34, disclosure requirements were added to the interim financial statements regarding circumstances that it is reasonable that they will affect the fair value and classification of the financial instruments, transfers of financial instruments between various levels in fair value and changes in classification of financial statements.

The amendment is implemented retrospectively as from January 1, 2011.

First implementation of the amendment did not have an effect on the financial statements.

Reclassification of development costs

Development expenses, net, which reflect the Company's investment in development of advanced products with technologist changes, changes at the marketing destination and changes in the use of the final customer, were reclassified from 'cost of sales'. These expenses are represented net of grants from the Chief Scientist.  At the period of three months ended June 30, 2011 the participation of the Chief Scientist totaled to $291 thousand, compared to $294 thousand in the equivalent period last year.

TEFRON LTD
Notes to the interim consolidated financial statements

Note 3 – Seasonality

The Company's intimate apparel and active wear products are not affected by seasonality. In the swimwear products, most of the Company's sales are carried during the months of December to May.  The results of operations should be studied considering this seasonality.

Note 4 – Non current assets held for sale

Further to Note 7d to the annual financial statements regarding the Company's management's decision to classify knitting machines, totaling $2,005 thousand, from fixed assets to non-current assets held for sale, on March 3, 2011, the Company decided on the discontinuation of production in the Cut & Sew field in Israel - as detailed in Note 5a. below. The Company took the decision to realize the production assets and started a process of locating a potential buyer. Consequently, the Company carried out a classification of the machines used for these operations, from fixed assets to non-current assets held for sale. During the period of report, some of these machines were sold. Correct as at June 30, 2011, the depreciated cost of the machines, which were classified as non-current assets available for sale, is $3,221 thousand.

Note 5 – Significant events during the period of report

a.         Discontinuation of production in the Cut & Sew field in Israel

On March 3, 2011, Company's management decided on the discontinuation of production in the Cut & Sew field in Israel. This decision is based on the decline in levels of production in Israel for this field, up to a minimum production at the end of 2010. The decline in production in Israel started due to the transfer of production lines abroad and due to the discontinuation of production of losing products. The Company operates in the design, development, marketing and management of the Cut & Sew segment in Israel, where production is now concentrated in countries in the Far East.

b.         Change of estimates in the lifespan of the knitting machines

In June 2011 the Company engaged with an external and independent evaluator, who is required to determine the balance of the lifespan of the knitting machines that the Company operates. The evaluator determined that the life span of some of the knitting machines is at least additional 5 years since June 29, 2011. Consequently, the Company would change the balance of the lifespan of the knitting machines that it operates to five additional years, from  the beginning of the third quarter of 2011.

TEFRON LTD
Notes to the interim consolidated financial statements

Note 6 – Business segments

a.	General

The companies in the Group are engaged in two operating business segments:

Seamless apparel ("Seamless")	-	The design, development, production, and sale of intimate apparel and active wear, using the "Seamless" method;

Knitted apparel (Cut & Sew)	-
The design, development, production and sale of underwear, swimwear and sportswear using the "Cut & Sew" method. The design is done mainly in Israel and the production is mainly done in Jordan and in the Far East, while the sale of the finished product is carried out mainly in the US and in Europe.

The Company's two operating segments are carried out in a number of main geographic regions in the world. In Israel, the Company's place of residence and of its subsidiaries, Hi-Tex, was founded by Tefron Ltd., and Macro Apparel Ltd. carry out the design, development, production and sale of underwear, sportswear and swimwear. The subsidiaries Tefron U.S and Tefron England carry out marketing and selling operations.

The information that the Company reports according to the definitions of IFRS 8 is based on available financial information which is regularly reviewed and serves the chief operating decision maker in the Company (CODM) in order to make decisions regarding resources to be allotted to the segments and to evaluate the segment's performance. The Chief Operating Decision Maker in the Company is the CEO. Based on the criteria in IFRS 8 to determine reportable operating segments and the financial information available and reviewed by the Company's CEO, the Company decided that it operates in two reportable operating segments.

The financing of the Group (including financing costs and financing revenues) and taxes on income are managed on a group basis and do not related to the operating segments.

b.         Reporting regarding operating segments

	For the period of 6 months ended June 30, 2011			For the period of 6 months ended June 30, 2010
	Seamless	Cut & Sew	Total	Seamless	Cut & Sew	Total
	Unaudited			Unaudited
	Dollars thousands

External revenues	42,385	14,381	56,766	23,563	27,156	50,719
Gross profit	5,691	3,528	9,219	(488)	4,567	4,079
Segment results	(3,534)	357	(3,177)	(5,618)	(216)	(5,834)
Financial expenses			(952)			(908)
Tax benefit			100			1,493
Loss			(4,029)			(5,249)

TEFRON LTD
Notes to the interim consolidated financial statements

Note 6 – Business segments (contd.)

	For the period of 3 months ended June 30, 2011			For the period of 3 months ended June 30, 200
	Seamless	Cut & Sew	Total	Seamless	Cut & Sew	Total
	Unaudited			Unaudited
	Dollars thousands

External revenues	22,024	6,814	28,838	12,139	12,807	24,946
Gross profit	2,390	1863	4,253	337	1,963	2,300
Segment results	(1,677)	393	(1,286)	(2,043)	(216)	(2,259)
Financial expenses			(568)			(370)
Tax benefit			172			634
Loss			(1,682)			(1,995)

	For the year ended December 31, 2010
	Seamless	Cut & Sew	Total
	Unaudited
	Dollars thousands
External revenues	52,850	33,194	86,044
Gross profit (loss)	(970)	3,166	2,196
Segment results	(16,278)	(6,528)	(22,806)
Financial expenses			(2,349)
Tax benefit			2,469
Loss			(22,686)

Note 7 - Events subsequent to the balance sheet date

Granting options to officers and additional employees

On August 16, 2011, the Company's Board of Directors granted 82,000 option warrants, which can be exercised to 82,000 ordinary shares of NIS 1 par value each, to three officers and eight additional employees of the Company, who are not interested parties in the Company and will not become interested parties in the Company after the grant. The allotment of the option warrants to the Offerees was done in accordance with an Option Plan for Employees, Officers and Consultants of the Company. The exercise price for all the options will stand at 3.8 dollars, when they are translated to NIS according to the representative rate of exchange of the US dollar on the date prior to the date of granting. The entitlement to exercise the options vests over a three-year period as from March 28, 2011.  The Company's Board of Directors was asked to ratify this grant due to the stock exchange request to change the exercise price mechanism.

The market value of the Company's shares on the date of granting was $1.55. The benefit value inherent in granting these options, in accordance with the price of the share, on the date of trading on the stock exchange, aggregated an amount of $40 thousand.

TEFRON  LTD.

BOARD OF DIRECTORS REPORT
ON THE STATE OF THE COMPANY

as of June 30, 2011

The Company's Board of Directors is pleased to present the report of the Board of Directors of Tefron Ltd. and its subsidiaries (hereinafter: "Tefron" or "the Company") for the period of three and six months ended June 30, 2011 (hereinafter "the period of report"), in accordance with the Securities Regulations (Periodic and Immediate Reports) – 1970 (hereinafter “the Regulations”). The Board of Directors report includes, inter alia, a description of the position of the Corporation, the results of its operations and the effect of events during the period of report on the data in the Company’s consolidated financial statements as of June 30, 2011 (hereinafter: the financial statements”).

The Board of Directors Report is attached to the Company's financial statements and relates to the period of report and is prepared on the assumption that the Board of Directors Report for the year ended December 31, 2010 and for the three months ended March 31, 2011 is available to the reader.

1.	General

The Company was established in 1977 in Israel and is one of the leading companies in the world in the field of development, marketing and sales of intimate apparel, activewear and swim and beachwear, which are sold worldwide.  The Company's customers are companies with leading brands such as: Patagonia, Hanes Brands Industries, J.C. Penney, GAP, Calvin Klein, Victoria's Secret, Wal-Mart, TMGTV, T.J.Maxx, Reebok and other well known brands in the U.S. and Europe.

On December 30, 2010 the Company completed the acquisition of the operations of Intime Nouvelle Seamless Inc. (hereinafter: "Nouvelle" and “the transaction” respectively)), in the field of intimate apparel for women manufactured using the "seamless" technology.  Completing the transaction was a strategic success in penetrating customers in the retail market in North America in which the Company has not operated for the past two years in the "seamless" technology prior to the transaction. As a result of the transaction the Company has new customers such as Wal-Mart and T.J. Maxx in the intimate apparel products group, which are characterized by very large purchases from suppliers. As a result of the success of this transaction, Tefron presents an increase of 60% in sales compared to the six months prior to the period of report and 12% compared to the equivalent period in the previous year. Tefron’s sales during the first half of 2011 totaled 110 million dollars compared to 86 million dollars in 2010. The Nouvelle transaction included also an investment in the Company’s shares which led to a change in the control structure of the Company in such a way that the Lieberman family of Canada became the largest shareholders in the Company.  The Lieberman family through companies controlled by it and Mivtach Shamir Ltd., hold about 45% of the Company's shares and there is a shareholders’ agreement between these companies.

The Company's preparedness in everything relating to the increase in the Company's sales turnover in 2011 compared to 2010 as mentioned above, is information relating to the future as defined in the Securities Law.  Information relating to the future is uncertain information regarding the future based on the Company’s existing information on the date of the report, and includes the Company’s evaluations or its intentions correct as of the date of the report and these are not only dependant on the Company.  It is possible that this information, fully or partly, will not be realized or will be realized in a different way, inter alia, due to the following reasons:  Financing difficulties, competition, changes in market demand, changes in customer demands, the Company's ability to maintain its customers (with a emphasis on new customers transferred from Nouvelle), etc.

PART A’ – THE BOARD OF DIRECTORS EXPLANATIONS ABOUT THE COMPANY’S STATE OF THE BUSINESSׂ(GENERAL, RESULTS OF OPERATIONS, SHAREHOLDERS’ EQUITY AND CASH FLOWS

2.	Analysis of the Company's financial position and development in the balance sheet items

Current assets

The Company's current assets as of June 30, 2011 totaled 39.5 million dollars, compared to 38.0 million dollars on December 31, 2010.  The increase at a rate of 4% stems from the increase in the level of the Company’s sales and the operations.  The main increase is in trade receivables of 8.9 million dollars and includes new customers added to the Company, as a result of the Nouvelle transaction.    On the other hand, there was a decrease of 5.9 million dollars in cash balances due to the Company's investments in working capital items required to support the increase in the Company's operations.

Non current assets held for sale

In November 2010, the Company formulated a plan for the sale of the old knitting machines in order to acquire new machinery that the Company will use in the seamless field.  During December 2010, the Company located a potential buyer for these machines, met with him to discuss the subject and formulated details of the transaction.  The acquisition of the new machinery will serve the Company's needs and is intended in order to meet existing market requirements.  Consequently, in 2010 the Company reclassified knitting machines totaling 2,005 thousand dollars from fixed assets to non- current assets held for sale.  The Company expects that the transaction will be completed during the third or fourth quarter of 2011.

In addition, on March 3, 2011, the Company decided to discontinue the production in the Cut & Sew field in Israel.  This decision is due to a decline in the levels of production in Israel in this field until reaching minimal production at the end of 2010.  The decline in production in Israel was due to the transfer of production lines abroad and due to the discontinuation of the production of losing products.  The Company is active in the development, marketing and management of the Cut and Sew field in Israel, where production is now concentrated in countries in the Far East.  Consequently, the Company has reclassified these machines, whose carrying value in the Company books is 3.2 million dollars, from fixed assets  to non current assets held for sale.  During the period of report some of the above machines were sold and the Company is continuing its plan to realize the balance of the machines.

Correct as of June 30, 2011 the total non current assets held for sale is 5,226 thousand dollars.

Non current assets

The Company’s non current assets as of June 30, 2011, totaled 36.1 million dollars, compared to 42.7 million dollars on December 31, 2010.  The decline at a rate of 15.5% in the non current assets compared to December 31, 2010 stemmed mainly from depreciation of fixed assets and other assets during the period of report of 3.7 million dollars and reclassification during the period of report of machinery and equipment from fixed assets to non current assets held for sale aggregating 3.2 million dollars, as mentioned above.

Current liabilities

The Company’s current liabilities as of June 30, 2011 totaled 25.5 million dollars compared to 26.5 million dollars on December 31, 2010.  The decline at a rate of 3.9% compared to December 31, 2010 stemmed mainly from the decline in the balances of other payables of 3.9 million dollars and on the other hand a increase in the balance of trade payables of 2.4 million dollars.  The decline in other payables stemmed from repaying the debts, mainly to institutions, and on the other hand, the increase in trade payables was due to the increase in the operations in the Company following the Nouvelle transaction.

Non current liabilities

The Company’s non current liabilities as of June 30, 2011 totaled 23.2 million dollars, compared to 20.3 million dollars on December 31, 2010.  The increase relating to December 31, 2010 stems mainly from taking long term loans during the period of report of 3.8 million dollars from the Company’s financing banks.

Shareholders’ equity

The Company’s shareholders’ equity as of June 30, 2011, totaled 32.1 million dollars and comprise 39.7% of the total balance sheet, compared to 35.9 million dollars - 43.4% of the total balance sheet as of December 31, 2010.

The decline in shareholders’ equity as of June 30, 2011 compared to December 31, 2010 stemmed mainly from the loss during the period of report which totaled approximately 4 million dollars.

3.	Results of operations (developments in the statement of income items)

The following is a condensed statement of income of the Company for the first half and the second quarter of 2011 and 2010 in thousands of dollars.

	For the three months ended June 30		For the six months ended June 30
	2011	2010	2011	2010
	Thousands of dollars
Sales	$28,838	$24,946	$56,766	$50,719
Cost of sales*	24,585 *	22,646 *	47,547	46,640 *
Gross profit	4,253	2,300	9,219	4,079
Development expenses, net*	929 *	684 *	2,051	1,519 *
Selling and marketing expenses	3,828	2,951	8,518	6,596
General and administrative expenses	782	924	1,827	1,798
Loss from operations	(1,286)	(2,259)	(3,177)	(5,834)
Financial expenses, net	(568)	(370)	(952)	(908)
Loss before taxes on income	(1,854)	(2,629)	(4,129)	(6,742)
Tax benefit	172	634	100	1,493
Loss	$(1,682)	$(1,995)	$(4,029)	$(5,249)

*Reclassified

The following is a table of the main data in thousands of dollars:

	Second quarter 2011	Second quarter 2010	First half 2011	First half 2010	Second Half 2010

Sales	28,838	24,946	56,766	50,719	35,325
Operating loss before Impairment of fixed assets	(1,286)	(2,259)	(3,177)	(5,834)	(10,712)
Impairment of fixed assets	-	-	-	-	6,260
Operating loss	(1,286)	(2,259)	(3,177)	(5,834)	(16,972)
Adjusted EBITDA*	507	12	777	(1,153)	(5,477)

Calculation of EBITDA

	Second quarter 2011	Second quarter 2010	First half 2011	First half 2010	Second Half 2010
Loss (as reported)	(1,682)	(1,995)	(4,029)	(5,249)	(17,437)
Tax benefit	(172)	(634)	(100)	(1,493)	(976)
Financial expenses, net	568	370	952	908	1,441
Impairment of fixed assets	-	-	-	-	6,260
Capital loss	19	-	29	-	133
Depreciation and amortization	1,667	2,201	3,702	4,541	4,962
Share-based payment	107	70	223	140	140
Adjusted EBITDA	507	12	777	(1,153)	(5,477)

* The EBITDA is an index  which is not in accordance with generally accepted accounting  principles, which the Company uses to measure its continuing operating results, and to the best of its knowledge this index is customary for other companies in the field of the Company's operations. The amended EBITDA is calculated as follows: loss, less tax benefits, net financial expenses, depreciation and amortization, impairment of fixed assets, and capital loss from realizing fixed assets.

Analysis of operating results (development in items of statement of income)

The Company’s sales in the first quarter of 2011 totaled 28.8 million dollars, an increase of 15.6% compared to 24.9 million dollars during the equivalent period in the previous year.

The Company's sales in the first half of 2011 totaled 56.8 million dollars, an increase of 11.9% compared to 50.7 million dollars during the equivalent periods in the previous year, and increase of 60.7% compared to 35.3 during the six months prior to the period of report (the second half of 2010).

The main increase in sales compared to the equivalent period in the previous year and compared to the previous period relates to the increase in sales of intimate apparel and activewear products in the “Seamless” segment, and results mainly from the success of absorbing the operations acquired from Nouvelle. The increase in sales compared to the previous period prior to the period of report results in addition to the aforesaid also from the increase of 7.8 million dollars in sales of swimwear following negligible sales as customary of this line of products in the third quarter due to the seasonality as detailed in Note 3 of the consolidated financial statements as of June 30, 2011.

The following is the distribution of the Company’s sales into accounting segments in thousands of dollars:

	Second quarter 2011	Second quarter 2010	First half 2011	First half 2010	Second half 2010

Seamless	22,024	12,139	42,385	23,563	29,287
Cut & Sew	6,814	12,807	14,381	27,156	6,038
Total	28,838	24,946	56,766	50,719	35,325

Cost of sales in the second quarter of 2011 totaled 24.6 million dollars (85.2% of sales) compared to 22.6 million dollars (90.8% of sales) in the second quarter of 2010.

The cost of sales in the second half of 2011 totaled 47.5 million dollars (83.7% of sales) compared to 46.6 million dollars (92.0% of sales) during the equivalent period in the previous year.

The increase in the cost of sales in the second quarter and first half of 2011 results from:  (1) an increase in the level of operations and sales during the period of report and (2) the devaluation in the average exchange rate of the dollar against the shekel – a considerable part of wages and costs of purchasing raw material expenses is in shekels – the average exchange rate of the dollar against the shekel was devalued by 9.0% in the second quarter of 2011 and by 5.7% during the first half of 2011 compared to the equivalent periods in the previous year.

The decrease in the cost of sales as a percentage of sales in the second quarter and in the first half of 2011 compared to the equivalent periods in the previous year stems mainly from: (1) success in the turnaround plan that the Company started to implement in the first quarter of 2010 relating to efficiency measures on the production floor, including a decrease in waste in the production process and a cut in supply times for customers, which led to a significant decrease in the level of the use of air transport as a means of transport to customers.  Implementation of the turnaround plan continued over 2010 and the full effect of the implementation will be expresses as from the start of 2011.

In total the Company estimates that the level of success of the turnaround plan in financial terms totaled over 10 million dollars in terms of operating expenses in 2010. For additional details about the turnaround plan see clause 1.3.8 in Part A’ (the chapter on the description on the Corporation’s business) in the Periodic Report as of December 31, 2010, which was published by the Company on April 7, 2011 (document no. 2011-01-114351); and in addition (2) a decline in depreciation of fixed assets expenses, of 0.6 million dollars and 1.0 million dollars in the second quarter and in the first half of 2011, respectively, which resulted mainly from the discontinuation of depreciating assets which were classified as non current assets available for sale - as detailed in the analysis of the Company’s financial position above, and in accordance with the provisions of IFRS 5. In addition, the depreciation expenses declined as a result of an impairment of fixed assets made at the end of 2010.

Gross profit – Gross profit in the second quarter of 2011 totaled 4.3 million dollars (14.7% of sales of 28.8 million dollars) compared to gross profit of 2.3 million dollars (9.2% of sales of 24.9 million dollars) during the equivalent period in the previous year.

The gross profit in the first half of 2011 totaled 9.2 million dollars (16.2% of sales) compared to 4.1 million dollars (8.0% of sales) during the equivalent period in the previous year, and a loss of 1.9 million dollar (5.3% of sales) during the previous period (the second half of 2010). The increase in gross profit and in the rate of gross profit stems from implementing the turnaround plan and a reduction in the Company's expenses, as mentioned above.

The significant increase in gross profit and in the rate of gross profit and the transition from a gross loss in the second half of 2010 to a gross profit stems mainly from the increase in sales turnover and from successful implementation of the turnaround plan, and from a decrease in the Company's expenses – as mentioned above.

Development expenses, net in the second quarter of 2011 totaled 0.9 million dollars (3.2% of sales) compared to 0.7 million dollars (2.7% of sales) during the equivalent period in the previous year.

Development expenses during the period of report totaled 2.1 million dollars (3.6% of sales) compared to 1.5% million dollars (2.7% of sales) during the equivalent period in the previous year.

The increase in development expenses in the second quarter and the first half of 2011 is mainly the salary item, as a result of the Company's increasing development efforts. As from the period of report, the Company presents development expenses as a separate operating expense in the statement of income. The Company's development expenses are expenses  which reflect the Company's investment in the development of products with technological changes in marketing targets and changes in the type of use by the final consumer. Development expenses are presented net of the Chief Scientist’s grant. During the period of three months ended June 30, 2011, the participation of the Chief Scientist totaled 291 thousand dollars compared to the participation of 294 thousand dollars during the equivalent period in the previous year. During the first half of 2011, the participation of the Chief Scientist totaled 384 thousand dollars compared to a participation of 629 thousand dollars during the equivalent period in the previous year.

Selling and marketing expenses in the second quarter of 2011 totaled 3.8 million dollars (13.3% of sales) compared to 3.0 million dollars (11.8% of sales) during the equivalent period in the previous year.

Selling and marketing expenses during the first half of 2011 totaled 8.5 million dollars (15.0% of sales) compared to 6.6 million dollars (13.0% of sales) during the equivalent period in the previous year.

The increase in selling and marketing expenses is mainly due to (1) an increase in salary expenses due to increases in the marketing system of the Company in North America in the second quarter of 2011, (2) increase in transportation expenses which stems from various trade conditions with most of the customers which were added to the Company following the acquisition of the Nouvelle Operation and (3) amortization of intangible assets of 0.2 million  in the second quarter and 0.5 million dollars in the first half of the year, created from the acquisition of the Nouvelle operations and first amortized in 2011.

General and administrative expense in the second quarter of 2011 totaled 0.8 million dollars compared to 0.9 million dollars during the equivalent period in the previous year.

General and administrative expenses during the period of report totaled 1.8 million dollars (3.2% of sales) compared to 1.8 million dollars (3.5% of sales) during the equivalent period in the previous year.

The decrease in general and administrative expenses of 0.1 million dollars in the second quarter stems mainly from the decrease in provisions for doubtful debts following payment of past debts of customers for which the Company had made provisions.

Operating loss in the second quarter of 2011 decreased from 43% compared to the equivalent quarter and totaled 1.3 million dollars compared to an operating loss of 2.3 million dollars during the equivalent period in the previous year.

The operating loss for the first half of 2011 decreased from 46% compared to the equivalent period and totaled 3.2 million dollars compared to 5.8 million dollars during the equivalent period in the previous year.

The reasons for the decrease in operating losses are the success in implementing the turnaround plan and the increase in sales following the successful acquisition of the Nouvelle operations, and the decrease in depreciation expenses, as described in the above clauses.

The EBITDA (earnings before financing, taxes, depreciation and amortization) totaled in the second quarter of 2011 by 507 thousand dollars – a total improvement of 495 thousand dollars compared an EBITDA of 12 thousand dollars for the equivalent quarter in the previous year.

The EBITDA resulted in the first half of 2011 in a positive amount of 777 thousand dollars, a significant improvement of 2 million dollars compared to a negative EBITDA amount of 1.2 million during the equivalent period in the previous year and a negative EBITDA of 11.3 million dollars in the previous period (the second half of 2010).

The improvement stems from an increase in sales and the successful implementation of the turnaround plan, which includes, inter alia, the efficiency measures introduced on the production floor and a decrease in waste in production and a shortening of supply times to customers. This improvement was obtained despite the devaluation of the dollar compared to the shekel and the rising prices of raw materials.

Net financial expenses totaled in the second quarter of 2011 by 568 thousand dollars compared to 370 thousand dollars during the equivalent period in the previous year.

Net financial expenses totaled 952 thousand dollars in the first half of 2011 compared to net financial expenses of 908 thousand dollars during the equivalent period in the previous year. The increase in financial expenses stems mainly from the increase in bank credit used for financing the Company's operations and from the devaluation of the dollar compared to the shekel of an average rate of 9.0% in the second quarter of 2011 and the devaluation of the average rate of 5.7% in the first half of 2011 compared to the equivalent period in the previous year.

Tax benefits (taxes on income) – in the second quarter of 2011, the Company recorded a tax benefit of 172 thousand dollars compared to  a tax benefit of 634 thousand dollars during the equivalent period in the previous year.

The tax benefits during the first half of 2011 totaled 100 thousand dollars compared to tax benefits of 1.5 million dollars during the equivalent period in the previous year.

The decline in tax benefit results from that starting the 2011 year  the Company does not record tax benefit for losses - and this due to conservatism as a result that the Company does not have tax reserves which exceed the level of deferred tax. The tax benefit recorded in the books is for the increase in tax assets in the subsidiary – and this due to past losses transferred which can be utilized for an unlimited period.

The Company has business losses for tax purposes transferred to future years which aggregate on June 30, 2011 52.5 million dollars and which can be utilized for an unlimited period. For these balances and for other temporary differences which can be deducted for benefits to employees and a provision for doubtful debts, deferred tax assets of 7,332 thousand dollars were recorded in the financial statements (due to the expectation to utilize them as a result of the existence of deferred tax reserves of 6,277 thousand dollars, mainly for fixed assets and due to the expectation of the Company realizing them in a subsidiary against taxable income).  According to the provisions of IAS 12 “Taxes on Income” balances of deferred taxes of every legal entity are presented net in the framework of non current assets and non current liabilities.

The loss in the second quarter of 2011 totaled 1.7 million dollars compared to a loss of 2.0 million dollars during the equivalent period in the previous year.  The fully diluted loss per share is 0.3 dollars per share in the second quarter of 2011, compared to a fully dilutes loss per share of 0.6 million dollars during the equivalent period in the previous year.

The loss during the period of report aggregates 4 million dollars compared to a loss of 5.2 million dollars during the equivalent period in the previous year. The loss per share fully diluted is 0.6 dollars during the period of report, compared to a loss per share fully diluted of 2.0 dollars during the equivalent period in the previous year.

The decrease in the loss per share is from the improvement in the Company's results for the period of report and an increase in the number shares of the Company as a result of capital rising carried out in 2010.

4.	Liquidity

Cash flows used for operating activities in the second quarter of 2011 totaled 1.5 million dollars, compared to 1.7 million dollars during the equivalent period in the previous year.

The first half of 2011 cash flows used for operating activities totaled 9.2 million dollars compared to 4.2 million dollars during the equivalent period in the previous year.

The increase in cash flows used for operating activities in the first half of 2011 stems mainly from the Company’s investments in working capital items, mainly trade receivables and inventory, in order to finance the growth in the Company’s operations.

Cash flows used for investing activities in the second quarter of 2011 totaled 63 thousand dollars compared to cash flows which resulted in investing activities of 17 thousand dollars during the equivalent period in the previous year. Investments in fixed and other assets, net, totaled in the second quarter of 2011 about 102 thousand dollars compared to investments of 20 thousand dollars during the equivalent quarter in the previous year.

In the first half of 2011 cash flows used for investing activities totaled 49 thousand dollars compared to 2 thousand dollars during the equivalent period in the previous year.

Cash flows provided by financing activities in the second quarter of 2011 totaled 2.2 million dollars compared to 1.8 million dollars during the equivalent period in the previous year.  The positive cash flows from financing activities in the second quarter of 2011 stems mostly from receiving long-term loans of 1.8 million dollars from banks, in the framework of the Company’s agreement with the banks, and an increase in short term credit balances of 0.4 million dollars.

During the first half of 2011 the cash flows which resulted from financing activities totaled 3.4 million dollars compared to 2.7 million dollars during the equivalent period in the previous year. the positive cash flows from financing activities in the first half of 2011 mostly stemmed from long-term loans of 3.8 million dollars from banks, in the framework of the Company's agreement with the banks.

The balance of cash as of June 30, 2011 totaled 3.5 million dollars, compared to 9.4 million dollars on December 31, 2010.  The balance of cash declined as a result of the Company’s investments in items of working capital in order to increase the Company’s operations as a result of the Nouvelle transaction, as mentioned above.

5.	Source of financing

In the first half of 2011 the Company financed its operations through capital raised from investors in 2010, suppliers' credit, bank credit and out of bank credit through factoring companies.

5.1	Raising capital (through an issue to the public and private issues)

In March 2010 the Company raised 4 million dollars gross from a rights offering as described in clause 6.3 to Part B’ (Board of Directors Report) in the Periodic Report as of December 31, 2010, which the Company published on April 7, 2011 (document no. 2011-01-114351).

In December 2010 the Company raised 5.8 million dollars gross from various investors from the Nouvelle transaction as described in clause 1 above and clause 6.9 of Part B’ (Board of Directors Report) in the Periodic Report as of December 31, 2010 which the Company published on April 7, 2011 (document no. 2011-01-114351).

5.2	Out of bank credit - Factoring

Occasionally the Company finances its operations by advancing customer payments through external companies. On June 30, 2011, 1.0 million dollars were financed through factoring.

On June 23, 2011, the Company's Board of Directors' Audit Committee approved the Company's engagement in the Factoring Agreement with Lamour Global Inc. Limited (hereinafter: "the Agreement" and "Lamour"), which is a private companied incorporated in Hong Kong and is related to the Lieberman family  who are among the Company's controlling shareholders. According to the Agreement, from time to time, the Company supported Lamour in 2011 and according to the financial needs of the Company, debts of its customers (only if the amount of assigned debt will not exceed one million dollars at any given moment) and in consideration Lamour will transfer to the Company at least 90% of the assigned debt, will handle the collection of the assigned debt, and on colleting the assigned debt will transfer to the Company the balance of the amount less a commission of 0.5% and less interest rate of 4.1% p.a. for the period on the date the assigned debt to Lamour and until it is settled by the customer. For additional details see the Immediate Report of the Company dated June 25, 2011 (2011-01-192351).

5.3	Bank credit

Bank credit is divided as follows:

The balance of short term credit from banks on June 30, 2011 totaled 6.7 million dollars, compared to 6.2 million dollars on December 31, 2010.  The balance of short-term credit as at June 30, 2011 includes current maturities of long-term loans of 687 thousand dollars. Most of this bank credit is in dollars and bears interest at an average rate of Libor + 2%.

The balance of the long-term loans less current maturities on June 30, 2011 totaled at 22.7 million dollars compared to 19.8 million dollars on December 31, 2010.  In the first half of 2011 additional long-term loans were received of 3.8 million dollars bearing interest linked to Libor.  The long-term loans in 2010 bear interest of Libor + 2.15% and Libor + 2.85%.

On June 30, 2011 the credit lines based on an agreement with banks stood at 34.5 million dollars.  out of the total credit lines, correct as of June 30, 2011, 30.0 million dollars were utilized through loans and the use of credit lines.

6.	Significant data in the framework of a description of the Corporation’s business

6.1	Granting options to officers and other employees

On August 16, 2011 the Company’s Board of Directors approved the granting of 82,000 option warrants, which can be exercised to 82,000 ordinary shares of the Company of NIS 10 par value each, to three officers and eight additional employees of the Company, who are not interested parties in the Company and will not become interested parties in the Company after granting the options.  The allotment of the option warrants to the offerees is done in accordance with an options plan for employees, officers and consultants of the Company.  The exercise price for every option will be 3.8 dollars, which will be translated to NIS according to the representative rate of the US dollar on the day prior to the date of granting the options. Entitlement to exercise the options vests over a period of three years as from March 28, 2011.  This approval is following the approval of the Board of Directors of March 28, 2011. The Company’s Board of Directors is required to approve once more, due to the demand of the Stock Exchange for a change in the mechanism for determining the exercise price.

6.2	Directing attention in the Auditors’ Report

In Note 1c to the financial statements as of June 30, 2010 – Part C’ of this Report, the Company and the Company’s auditors directed attention to the Review Report attached to the financial statements, to the Company’s business and losses and the uncertainty connected with meeting the financial covenants with the banks and regarding Management’s plans.

6.3	Change in estimate of lifespan of knitting machinet

In June 2011 the Company engaged with an independent and experienced evaluator, who is required to determine the lifespan of the Company's operating sewing machines. Regarding some of the sewing machines the Evaluator determined that the lifespan is at least an additional 5 years as from June 29, 2011. Accordingly, the Company will carry out a change of estimate to these machines starting the beginning of the third quarter of 2011.  The total effect of the change is reduced depreciation expenses in the Company of about 150 thousand dollars per quarter.

6.4	Private placement to banks

On May 12, 2011 the Company reported on the allocation of 200,000 option warrants (non negotiable) to be realized to 200,000 ordinary shares of NIS 10 par value each to its three financing banks – and this in the framework of a financing contract signed with them. On July 31, 2011, the Company published an Immediate Report according to which the option warrants to banks can be exercised also through the "cashless" method of these option warrants (Ref. No. 2011-01-227085).

7.	A summary of exposure to market risks and the method of their management

7.1	Sensitivity analyses

Sensitivity to changes in the dollar/shekel rates of exchange (in thousands of US dollars)

Description of the sensitivity analysis	Increase of 10% in the rate of exchange	Increase of 5% in the rate of exchange	Fair value of financial instruments	Decrease of 5% in the rate of exchange	Decrease of 10% in the rate of exchange
As at June 30, 2011	854	427	(8,542)	(427)	(854)

Sensitivity to changes in the rates of  the 3 month Libor interest

Description of the sensitivity analysis	Increase of 10% in the interest rate	Increase of 5% in the interest rate	Fair value of financial instruments	Decrease of 5% in the interest rate	Decrease of 10% in the interest rate
As at June 30, 2011	(466)	(233)	23,408	233	466

For full details regarding the sensitivity analyses see clause 9.6 below.

7.2	Board of Directors explanations.

Correct as of the balance sheet date the Company has dollar agreements with customers and on the other hand, a considerable part of its expenses are in shekels.  A significant change in the rate of exchange of the shekel/dollar can significantly affect the Company’s profitability.  Therefore the Company’s exposure to rate of exchange risks is significant.

In order to reduce this exposure, which could change the Company’s profitability, and according to the policy for managing the Company’s market risks, the Company’s policy is to reduce its exposure by the use of various hedging instruments such as forward transactions to hedge the future rate of exchange of the dollar, as detailed in clause 9.3 below.

8.	Compensation to interested parties and senior executives

On May 12, 2011 further to the approval of the Audit Committee the Board of Directors approved updating the employment agreement of the Company’s CEO. For additional details, including the explanations of the Audit Committee and Board of Directors see the Company’s Immediate Report dated May 12, 2011. Apart from this, there is no significant change compared to that appearing in clause 8 to the Company’s Board of Directors Report as of December 31, 2010.

PART B’ – EXPOSURE TO MARKET RISKS AND METHODS OF THEIR MANAGEMENT

9.	Exposures to market risks and the methods of their management

9.1	The person responsible for managing market risks in the Corporation

The management of market risks in the Corporation is done in accordance with the policy for managing risks decided by the Company’s Board of Directors.  The person responsible for managing the Company’s market risks correct as of the date of the report is Mr. Eran Rotem, the Company’s CFO

9.2	Description of the market risks to the which the Company is exposed

The Group is exposed in its operations to a number of market risks including:  fluctuations in rates of exchange, changes in the prices of raw materials and transport costs (mainly due to the effect of the increase in the price of fuel on transport costs), changes in the rates of dollar interest, a slowdown in global markets and the level of economic stability of its business partners, customers and suppliers.

9.2.1	Risk of changes in the price of raw materials –
One of the Company’s main raw materials is nylon.  The price of nylon increased dramatically in 2009 and 2010 and in the first quarter of 2011 the trend continued.  As from May 2011 the price of nylon has stabilized and there were no significant changes up to the date of publishing this report.  The Company is following the fluctuations in the price and tries to adjust the level of inventory of yarns according to sales forecast.  In addition, the Company is staking steps to increase prices for customers, but the adjustment of prices to the extent that it is possible is expected to continue for a number of months.  It should be mentioned that the information regarding the adjustment of prices to customers is an intention only and forecasts the future, which may not be realized or will be realized in a different way to the Company’s evaluations and forecasts, as a result of circumstances which are not dependant only on the Company, due to it being based on information existing on the date of the report and includes the Company’s evaluations on the date of the report.

9.2.2	Risks of changes in rates of exchange –
Fluctuations in the rates of exchange of the shekel and the euro against the dollar, affects the Company from two aspects:

a.
Payroll expenses and costs of purchasing raw materials – a considerable part of payroll expenses and costs of purchasing raw materials is in shekels. The average rate of exchange of the dollar against the shekel in the first half of 2011 declined by 5.7% compared to the equivalent period in the previous year. In the first half of 2011 the Company recorded payroll expenses and costs of raw materials denominated in NIS for 14.6 million dollars. As a result of this, the deprecation of the average rate of exchange of the dollar against the shekel, setting off profits from hedging transactions that the Company carried out, increased the expenses in the first half of 2011 by 600 thousand dollars compared to the equivalent period in the previous year

b.
The effect on the Company’s sales – in the first half of 2011, about 8.4% of the Company’s sales were denominated in euros.  In the first half of 2011 the average rate of exchange of the euro against the dollar strengthened by 4.4% compared to the equivalent period in the previous year, and therefore the Company’s sales increased in dollar terms by 210 thousand dollars.  A further strengthening in the rate of the euro against the dollar will cause an additional increase in the Company’s sales in Europe in dollar terms.

The exposure of the rates of exchange of the shekel and the euro against the dollar includes the exposure resulting from the surplus of revenues over payments in foreign currency or linked to it, and an exposure due to the surplus of assets linked to the dollar over liabilities.  The Company examines on a current basis the feasibility of purchasing hedging for these exposures in accordance with its hedging policy, and purchases them accordingly.

9.2.3
Interest risks – the Group is exposed to risks due to changes in interest in the market of long-term loans and short-term loans received and which bear variable interest (linked to Libor interest and to the interest based on prime).  The balance of the Company’s long-term loans as of June 30, 2011 was 22.7 million dollars.  The Company’s credit lines used for short-term credit totaled 6.0 million dollars at the end of the second quarter of 2011.  The dollar Libor interest for three months decreased from a level of 0.30% in 2010 to 0.25% on June 30, 2011.  An additional decline in the rate of Libor interest will result in an increase in the Company’s financing costs.

9.2.4
Credit risks – the Company has no significant concentrations of credit risks.  Credit risks are likely to be created from exposures to engagements in a number of financial instruments with one body or as a result of an engagement with a number of groups of receivables with similar economic characteristics, whose ability to meet the obligations in expected to be similarly effected from changes in economic or other conditions.  The Group’s revenues are mainly from customers in the US and Europe.  In the second quarter of 2011, 60.8% of the Company’s sales were to four large customers. A detrimental change in the credit days of the one of these customers is likely to significantly detrimentally affect the Company’s liquidity.  The Company follows on a current basis the debts of customers and acts to expand its customer base, in order to reduce credit risks as far as possible.

9.3	The Corporation’s policy in market risks management

The risk management is carried out by the Company in accordance with a policy approved by its Board of Directors.  The Board of Directors determines principles for managing risks, as well as specific policy for certain exposures to risks, as described below:

Regarding financial assets and financial liabilities in currencies which are not the Company’s functional currency, the Company’s policy is to reduce the exposure by using various hedging instruments, as detailed below.

Regarding sales, expenses and the cost of materials which are not in the Company’s functional currency, the Company’s policy is to carry out hedging on the rates of exchange through various hedging instruments as will be explained below.  The forum handling the subject includes the Company’s VP Finance and Treasurer, who periodically examine together with financial consultants, the level of the Company’s existing hedging transactions for exposures of rates of exchange and determine whether there is a need to change the level of hedging transactions existing on that date. The hedging is carried out through various financial instruments, mainly forward transactions.  On June 30, 2011 the Company had forward contracts for 3 million dollars due until September 2011.  The total fair value of these contracts on the balance sheet date is an asset of 118 thousand dollars.

Regarding credit risks, most of the Company’s sales are carried out to customers in North America (in the first half of 2011 about 85% of total sales are sales to customers in North America), and the Company is acting to reduce the currency exposure caused to it due to the limited sales dispersal.

The following are data regarding the distribution of the Company’s sales according to geographic destinations:

	For the 6 months ended June 30
	2011	2010
	Thousands of dollars
North America	48,305	41,058
Europe	6,803	7,530
Israel	1,658	2,113
Other	-	18
	56,766	50,719

The Company has no policy regarding interest risks management

9.4	Means of supervision and implementing policy

Correct as of the date of the report, Mr. Eran Rotem, the Company’s CFO is responsible for carrying out the policy as outlined by the Company’s Board of Directors.  In the framework of meetings of the Board of Directors and its committees from time to time discussions take place on subjects relating to market risks or alternatively, should an exceptional event occur, discussions take place in connection with the balance sheet and cash flow exposure.  The Board of Directors considers from time to time, the need for taking financial or strategic steps in order to reduce exposure risks.

9.5	The report on linkage bases

The following are the terms of linkage of the Company’s balance sheet balances as of June 30, 2011 and December 31, 2010:

	June 30, 2011
	In dollars	In NIS	In Euros	In other currencies	Non monetary balances	Total
	Thousands of dollars
Assets
Cash	2,505	801	149	14	-	3,469
Short-term investments	753	-	-	-	-	753
Trade receivables	14,656	681	2,414	536	-	18,287
Other receivables	906	1,460	21	-	-	2,386
Inventory	-	-	-	-	14,597	14,597
Non current assets held for sale	-	-	-	-	5,226	5,226
Deferred taxes, net	-	-	-	-	1,055	1,055
Fixed assets and other assets	-	-	-	-	35,031	35,031
Total assets	18,820	2,942	2,583	550	55,909	80,804

Liabilities
Credit from banks	6,304	381	-	-	-	6,685
Trade payables	5,595	8,106	507	14	-	14,222
Other payables	2,098	2,476	-	-	-	4,574
Long-term loans from banks	22,721	-	-	-	-	22,721
Liabilities for employee benefits, net	-	521	-	-	-	521
Total liabilities	36,718	11,484	507	14	-	48,723
Surplus (deficit) of assets over liabilities	(17,898)	(8,542)	2,076	536	55,909	32,081

	December 31, 2010
	In dollars	In NIS	In Euros	In other currencies	Non monetary balances	Total
	Thousands of dollars
Assets
Cash	8,864	151	28	318	-	9,361
Short-term investments	731	-	-	-	-	731
Trade receivables	8,068	93	685	493	-	9,339
Other receivables	1,157	703	15	3	-	1,878
Inventory	-	-	-	-	16,664	16,664
Deferred taxes, net	-	-	-	-	972	972
Non current assets held for sale	-	-	-	-	2,088	2,088
Fixed assets and other assets	-	-	-	-	41,719	41,719
Total assets	18,820	947	728	814	61,443	82,752

Liabilities
Credit from banks	5,809	385	-	-	-	6,194
Trade payables	5,142	5,915	784	23	-	11,864
Other payables	1,093	7,357	-	-	-	8,450
Long-term loans from banks	19,818	-	-	-	-	19,818
Liabilities for employee benefits, net	-	516	-	-	-	516
Total liabilities	31,862	14,173	784	23	-	46,842
Surplus of assets over liabilities	(13,042)	(13,226)	(56)	791	61,443	35,910

9.6	Sensitivity analysis

The reporting is mainly quantitative and in addition there is qualitative reporting when needed.  The reporting includes sensitivity analyses to the fair value of the recognized components.  In the framework of the sensitivity analyses the affect of changes in market prices on the fair value of these components is examined.  In the framework of the sensitivity analyses tests were made – as a result of changes above and below certain rates in market prices.  The items exposed to various risk (e.g.: rates of exchange and interest) were presented a number of times in order to examine the sensitivity to every risk separately.

All the sensitivity analyses were done comparing the fair value of the financial instruments as of June 30, 2011 and December 31, 2010.  Sensitivity analyses were made for financial instruments whose sensitivity to changes in various factors is significant.

Sensitivity to changes in the rates of exchange dollar / shekel

	As of June 30, 2011
	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	10%	5%		-5%	-10%
Expected rate of exchange	$1= NIS 3.76	$1= NIS 3.59	$1=NIS3.415	$1= NIS 3.244	$1=NIS3.073
	Thousands of dollars
Cash and cash equivalents	(80)	(40)	801	40	80
Trade receivables	(68)	(34)	681	34	68
Other receivables	(146)	(73)	1,460	73	146
Short term credit from banks	38	19	(381)	(19)	(38)
Trade payables	811	405	(8,106)	(405)	(811)
Other payables	248	124	(2,476)	(124)	(248)
Liability for employee benefits, net	52	26	(521)	(26)	(52)
Total	854	427	(8,542)	(427)	(854)

Sensitivity to changes in the rates of 3 month dollar Libor interest

All the Company’s long-term loans are denominated in dollars and bear interest with a fixed margin over Libor.  The following table presents the effect of changes of 5% or 10% in the rates of interest on the fair value of the long-term loans.  The following calculation relates to cash flow exposures and not to changes in fair value for long-term loans of 23,408 thousand dollars. These loans include current maturities of 687 thousand dollars.

Description of the sensitivity analysis	Increase of 10% in the rate of interest	Increase of 5% in the rate of interest	Fair value of long-term loans	Decrease of 5% in the rate of interest	Decrease of 10% in the rate of interest
As of 30 June, 2011	(466)	(233)	23,408	233	466

Sensitivity to changes in the rate of exchanges to the dollar/shekel

	As of December 31, 2010
	Profit (loss) from changes in fair value		Fair value	Profit (loss) from changes in fair value
	10%	5%		-5%	-10%
Expected rate of exchange	$1= NIS 3.90	$1= NIS 3.73	$1=NIS3.55	$1=NIS 3.37	$1= NIS 3.19
	Thousands of dollars
Cash and cash equivalents	(15)	(8)	151	8	15
Trade receivables	(9)	(5)	93	5	9
Other receivables	(70)	(35)	703	35	70
Short term credit from banks	39	19	(385)	(19)	(39)
Trade payables	592	296	(5,915)	(296)	(592)
Other payables	736	368	(7,357)	(368)	(736)
Liability for employee benefits, net	52	26	(516)	(26)	(52)
Total	1,325	661	(13,226)	(661)	(1,325)

Sensitivity to changes in the rates of  3 months dollar Libor interest

All the Company’s long-term loans are nominated in dollars and bear interest with a fixed margin above Libor.  The following table presents the effect of a change of 5% or 10% in rates of interest on the fair value of the long-term loans.  The following calculation relate to the cash flow exposures and not to changes in fair value of long-term loans of 19,818 thousand dollars.

Description of the sensitivity analysis	Increase of 10% in the rate of interest	Increase of 5% in the rate of interest	Fair value of long-term loans	Decrease of 5% in the rate of interest	Decrease of 10% in the rate of interest
As of December 31, 2010	(475)	(237)	19,818	237	475

Sensitivity to changes in the shekel prime rate

The Company sometimes takes loans with interest linked to the short-term prime rate.  Correct as of June 30, 2011, the Company did not have shekel loans linked to prime interest.  The Company has an overdraft balance linked to prime interest of NIS 3.0 million.  As it usually takes loans linked to short-term prime interest, for small amounts, and as it has the ability to change the mix of overdrafts and short-term loans between the prime linked tracks and foreign currency tracks linked to Libor interest, the Company does not identify a significant risk which is likely to occur as a result of fluctuations in prime interest rates.

PART C’ - ASPECTS OF CORPORATIVE GOVERNANCE

10.	Donations

Correct as of the date of publishing this report, there is no significant change in the Company’s policy regarding donations, compared to that mentioned in clause 13 of the Company’s  Directors’ Report as of December 31, 2010.

11.	Disclosure regarding the minimum number of Directors required with accounting and financial expertise

Correct as of the date of publishing this report, the Company has not changed its decision regarding the minimum number of Directors required who have accounting and financial expertise, as stated in clause14 of the Company’s Board of Directors Report as of December 31, 2010. In the opinion of the Company’s Board of Directors, a director with accounting and financial expertise is a director who has academic qualifications in the economic and/or accounting field, and who also has management, business, economic or accounting experience, which proves his knowledge and understanding in the accounting and financial fields relevant to the Company’s operations.

12.	The Company’s internal auditor

Correect as of the date of the Report, and to the best of the Company’s knowledge, there is no change in the details of the Company’s Internal Auditor as reported in clause 15 of the Company’s Board of Directors Report of December 31, 2010.

During the period of report the Internal Auditor’s report relating to the payroll and human resources was submitted and discussed at the Audit Committee.

13.	Process of approving the interim and annual financial statements

The Company’s Board of Directors is the organ which discusses the quarterly and annual financial statements and approves them after the Committee for Examining the Financial Statements (hereinafter: the “Committee”) which meets earlier than the meeting of the Board of Directors on the subject, examines the draft financial statements together with the Company’s management and its auditor, and issues it recommendation on this subject, in accordance with the provisions of the Companies Regulations (Directives and Conditions relating to the Process of Approving the Financial Statements) – 2010.

The Company’s Board of Directors, correct as of the date of publishing this Report, comprises 8 members: Arnon Tieberg (Chairman of the Board), Eli Admoni (External Director), Aviram Lahav (External Director), Avi Zigelman (Director) Zvi Limon (Director), Braham Gelfand (Director) and Guy Shamir (Director).

The following are details of the composition of the Committee for Examining the Financial Statements:

Name	Function
Eli Admoni (Chairman)	External director
Aviram Lahav	External director
Avi Zigelman	Director

The Committee comprises three members:  Eli Admoni - External director (Committee Chairman);  Aviram Lahav- External director and Avi Zigelman- External director.  Aviram Lahav and Avi Zigelman have the ability to read and understand financial statements. All the members of the Committees issued a declaration as required by law. For details of the abilities, education, experience and knowledge of Aviram Lahav and Avi Zigelman, as a result of which the Company sees them as having accounting and financial expertise, and the ability to read and understand financial statements, see clause 12 of Part D’ of the Annual Report as of December 31, 2010 – Additional Details about the Corporation. For details of the ability, education, experience and knowledge of Mr. Eli Admoni, as a result of which the Company sees him as having the ability to read and understand financial statements, see clause 12 of Part D’ of the Annual Report as of December 31, 2010 – Additional Details about the Corporation.

Before the meeting of the Committee and the Baord of Directors all their member receive a copy of the Company’s financial statements.

In the context of the meetings of the Committee and the Board of Directors, the Directors have the opportunity to raise questions relating to the financial statements and the audit/review process of the Company’s external auditor.

The external auditor, the CEO and the CFO, whoever relevant, relate to the Directors’ questions. After the discussion and after all the Directors’ questions have been answered, the chairman of the meeting presents the statements for approval. After the Board of Directors approves the financial statements, the Chairman of the Board, CEO and CFO are authorized to sign them.

The Company’s financial statements as of June 30 2011 were discussed at the meeting of the Committee which took place on August 11, 2011.  Among others, the following were invited to the meeting: the Company’s Auditor and Internal Auditor. In practice all members of the Committee participated, Messrs. Eli Admoni, Avi Zigelman and Aviram Lahav.  In addition Mr. Yossi Shahak, a director and member of the Audit Committee participated as observers. On behalf of the Company the following participants participated – Mr. Amit Meridor, the Company’s CEO; Eran Rotem, CFO, Ohad Rosner the Company’s Legal Advisor and Secretary, and Ofir Zigman – the Corporation’s Controller.; and in addition Mr. Ilan Gizbar, CPA of the Company’s auditing firm, Kost Forer and Gabbay, and the Company’s legal advisor Ben Lifatz of the legal firm Gross Kleinhendler, Hodek, Halevy, Greenberg & Co. – the Company’s external lawyers.

In the framework of the meeting, Eran Rotem, the Company's CFO, reviewed and presented the financial statements and various matters relating to the financial statements, including evaluations and estimates made in connection with these statements, the audit processes connected with the financial reporting, the completeness and suitability of the disclosure in the financial statements, the accounting policy and the accounting treatment implemented regarding significant matters and evaluations.  Based on the review and information presented by Eran Rotem, a discussion took place, questions were asked and remarks made and responses and explanations given by Eran Rotem and the auditors. In view of this, the Committee formulated written recommendations relating to the Company’s financial statements as of June 30, 2011. The draft financial statements and draft Board of Directors Report were sent for the perusal of the Company’s Board of Directors on August 7, 2011, nine days prior to the Board of Directors meeting, which are seven business days prior to the Board of Directors' meeting, the draft recommendations of the Committee were sent to the Directors on August 12, 2011, two business day prior to the meeting of the Board of Directors. These periods of time were considered to be reasonable in the opinion of the Company’s Board of Directors, considering the extent of the information, the recommendations and their complexity.

The Company’s financial statements were discussed and approved at the meeting of the Company’s Board of Directors which took place on August 16, 2011.  In the framework of the meeting of the Board of Directors a review and analysis of the financial statements, results of operations and various matters relating to the financial statements was made by the Company’s CEO, the CFO. In the framework of the Board of Directors meeting the following directors participated:  Messrs. Arnon Tieberg; Eli Admoni, Barham Gelfand, Avi Zigelman, Guy Shamir, Yossi Shahak and Aviram Lahav. The following also participated: Amit Meridor, the Company’s CEO, Eran Rotem – CFO, Ohad Rosner - the Company’s Legal Advisor, Ilan Gizbar CPA of the Company’s auditing firm Kost Forer and Gabbay, and Adv. Ben Lifatz of the Company’s legal office of Gross, Kleinhendler, Hodek, Halevy, Greenberg and Co. – the Company’s external lawyers.

14.	Disclosure regarding an independent director

Correct as of the date of publishing this report, the Company has not adopted in its Articles the provisions of section 219 (e) of the Companies Law – 1999 regarding determining the rate of independent directors.

15.	Critical accounting estimates

In the preparation of the financial statements in accordance with IFRS Standards, the Company’s Management is required to use estimates and to assume assumptions regarding transactions or matter whose effect on the financial statements cannot exactly be determined on the date of their preparation. The estimates and evaluations are continuously being examined and are based on past experience and on additional factors, including expectations regarding future events which are considered to be reasonable in view of existing circumstances.

The Company makes estimates and assumptions regarding the future.  From their very nature it is rare that the accounting estimates made will be identical with actual results. The estimates and assumptions, about which there is a considerable risk that significant adjustments will have to be made in the books relating to assets and liabilities, during the coming financial year, are set forth in Note 2b to the consolidated financial statements included in the Periodic Report for 2010.

Tefron’s Board of Directors and Management express their appreciation to Tefron’s employees.

Arnon Tieberg Chairman of the Board	Amit Meridor CEO

Misgav, August 16, 2011